April 29, 2025

Senen T. Mangalile
Consul General
Republic of the Philippines
Philippine Consulate General
556 Fifth Avenue
New York, New York 10036-5095

       Re: Republic of the Philippines
           Registration Statement under Schedule B
           Filed April 4, 2025
           File No. 333-286375
           _
           Form 18-K for Fiscal Year Ended December 31, 2024
           Filed April 4, 2025
           File No. 333-11554
Dear Senen T. Mangalile:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement under Schedule B
Description of the Securities, page 18

1. We note that in your registration statement on Schedule B filed in 2020, the Republic included a statement on risk associated with ranking provisions of the debt securities arising from the NML Capital, Ltd. v. Republic of Argentina ruling, which is no longer included in the current registration statement. Please advise on why this was removed or update the disclosure.
 April 29, 2025
Page 2

Annual Report on Form 18-K, Exhibit 99.(D)
Economy, page D-29

2. We note recent changes in US tariffs applied to Philippines and their neighbors and competitors. To the extent applicable, please update your disclosure as to what effects current tariff situation may have on Philippines' economy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Kateryna Kuntsevich at 202-320-3189 or Michael Coco at 202-551-
3253 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
International Corporate
                                                            Finance